As filed with the U.S. Securities and Exchange Commission on May 8, 2013
Registration No.  333-83560

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST EFFECTIVE AMENDMENT NO. 5
TO
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts of
___________________

TORM A/S
(Exact name of issuer of deposited securities as specified in its charter)

TORM A/S
(Translation of issuer's name into English)

Kingdom of Denmark
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)

60 Wall Street, New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
CT Corporation System
111 Eighth Avenue
New York, New York 10011
212-894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

      If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten common shares of Torm A/S	n/a	n/a	n/a	n/a

(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (" ADR " or " American Depositary Receipt ") included as Exhibit (a) to Post-Effective Amendment No. 4 to Deposit Agreement filed as Exhibit (a) (5) to this Post-Effective Amendment No. 5 to Registration Statement, as amended, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item a).  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 14, 15, 17 and 18

	(iii)	The collection and distribution of dividends	Articles 6, 13, 14, 17 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15, 17 and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 17 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 13, 14, 16, 17 and 18

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles 20 and 21

(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 7, 8 and 23

(x)	Limitation upon the liability of the depositary	Articles 17, 18, 19 and 21

3.	Fees and Charges	Articles 9 and 23

Item b). AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Public reports furnished by issuer	Article 12

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the United States Securities and Exchange Commission (the " Commission ") . These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement. Deposit Agreement dated as of February 27, 2002, by and among Aktieselskabet Dampskibsselskabet Torm (the "Company"), Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement").  Previously filed.

(a)(2)	Post-Effective Amendment No. 1 to Deposit Agreement. Post-Effective Amendment No. 1 to the Deposit Agreement dated as of April 4, 2002. Previously filed.

(a)(3)	Form of Post-Effective Amendment No. 2 to Deposit Agreement. Previously filed.

(a)(4)	Form of Post-Effective Amendment No. 3 to Deposit Agreement. Previously filed.

(a)(5)	Form of Post-Effective Amendment No. 4 to Deposit Agreement. Included herewith as Exhibit (a)(5).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Included herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely and on behalf of the legal entity created by the Deposit Agreement, dated as of February 27, 2002, as amended, by and among the Company, Deutsche Bank Trust Company Americas and all Holders and Beneficial Owners from time to time of the American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 5 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on May 8, 2013 .

Legal entity created by the agreement for the issuance of American Depositary Receipts for registered shares of TORM A/S

By:	Deutsche Bank Trust Company Americas,
As Depositary

	By:	/s/ Christopher Konopelko
	Name:	Christopher Konopelko
	Title:	Director

	By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 5 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Copenhagen, Denmark on May 8, 2013.

TORM A/S

By:	/s/ Roland M. Andersen
Name:	Roland M. Andersen
Title:	Chief Financial Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to Registration Statement on Form F-6 was signed by the following persons in the capacities indicated on May 8, 2013.

By:	/s/ Jacob Meldgaard
Name:	Jacob Meldgaard
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Roland M. Andersen
Name:	Roland M. Andersen
Title:	Chief Financial Officer
(Principal Accounting Officer)

By:	/s/ Flemming Ipsen
Name:	Flemming Ipsen
Title:	Chairman of the Board

By:	/s/ Olivier Dubois
Name:	Olivier Dubois
Title:	Deputy Chairman of the Board

By:	/s/ Alexander Green
Name:	Alexander Green
Title:	Director

By:
Name:	Kari Millum Gardanar
Title:	Director

By:	/s/ Rasmus Johannes Hoffmann
Name:	Rasmus Johannes Hoffmann
Title:	Director

By:	/s/ Jon Syvertsen
Name:	Jon Syvertsen
Title:	Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of TORM A/S in the United States has signed this Post-Effective Amendment No. 5 to Registration Statement on Form F-6 in the City of Newark, State of Delaware, on May 8, 2013.

By:	/s/ Donald Puglisi
Name:	Donald Puglisi
Title:	Managing Director